FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Klondex Mines Ltd. (the "Company")
Suite 600, 595 Howe Street
Vancouver, BC V6C 2T5

Item 2	Date of Material Change

January 9, 2014

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by the Company through Marketwired and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) on January 9, 2014, a copy of which is attached hereto.

Item 4	Summary of Material Change

On January 9, 2014, the Company completed its previously announced best efforts private placement (the "Offering") of subscription receipts ("Subscription Receipts") which was upsized to raise aggregate gross proceeds of C$42,630,000 on the sale of 29,400,000 Subscription Receipts at a price of C$1.45 per Subscription Receipt.

Item 5	Full Description of Material Change

On January 9, 2014, the Company completed the Offering which was upsized to raise gross proceeds of C$42,630,000 on the sale of 29,400,000 Subscription Receipts. A syndicate of agents, led by GMP Securities L.P., and including MGI Securities Inc., Mackie Research Capital Corporation, M Partners Inc., Jones, Gable & Company Limited and PI Financial Corp. (collectively, the "Agents"), acted as agents under the Offering.

Each Subscription Receipt issued pursuant to the Offering was sold at a price of C$1.45 and will be deemed to be converted upon satisfaction of the Escrow Release Conditions (as defined below), without payment of any additional consideration, into one common share of the Company (an "Underlying Share"). The Subscription Receipts provide for appropriate adjustments to be made in the event of share dividends, consolidations, distributions and other forms of capital reorganizations.

The gross proceeds of the Offering, less the Agents' expenses and out-pocket-costs and legal expenses (the "Escrowed Funds"), have been deposited in escrow. The Escrowed Funds will be released from escrow to the Company upon the satisfaction of the following conditions (together, the "Escrow Release Conditions"): (i) the satisfaction or waiver of all conditions precedent to the proposed acquisition of the Midas mine and related ore milling facility (previously announced by the Company on December 4, 2013) (the "Acquisition"), other than the delivery of the purchase price of the Acquisition; and (ii) receipt by the Company of the requisite approval of the Company’s shareholders to the Offering pursuant to the requirements of the Toronto Stock Exchange. If the Escrow Release Conditions are not satisfied on or before February 28, 2014, the gross proceeds will be returned to the holders of the Subscription Receipts and the Subscription Receipts will be cancelled. The Subscription Receipts are and the Underlying Shares will be subject to a four month plus one day hold period pursuant to applicable Canadian securities laws.

The net proceeds from the Offering are expected to be used to partially fund the purchase price of the Acquisition and for the repayment of $7 million in outstanding notes.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact Barry Dahl, Chief Financial Officer, at:
Telephone: (705) 284 -5757 ext. 12

Item 9	Date of Report

January 14, 2014

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

Klondex Announces Closing of C$42.6 Million Midas Financing

Elko, NV & Vancouver, BC – January 9, 2014 – Further to its news release dated December 6, 2013 and its announcement to purchase the Midas mine and mill from Newmont Mining Corporation, Klondex Mines Ltd. (TSX:KDX; OTCQX: KLNDF) ("Klondex", or the "Company") is pleased to announce the closing of its private placement offering (the "Offering") of subscription receipts ("Subscription Receipts"). The Offering was upsized to gross proceeds of C$42,630,000 on the sale of 29,400,000 Subscription Receipts. A syndicate of agents, led by GMP Securities L.P., and including MGI Securities Inc., Mackie Research Capital Corporation, M Partners Inc., Jones, Gable & Company Limited and PI Financial Corp. (collectively, the "Agents"), acted as agents under the Offering.

Each Subscription Receipt issued pursuant to the Offering was sold at a price of C$1.45 and will be deemed to be converted upon satisfaction of the Escrow Release Conditions (as defined below), without payment of any additional consideration, into one common share of the Company (an "Underlying Share"). The Subscription Receipts provide for appropriate adjustments to be made in the event of share dividends, consolidations, distributions and other forms of capital reorganizations.

The gross proceeds of the Offering, less the Agents' expenses and out-pocket-costs and legal expenses (the "Escrowed Funds"), have been deposited in escrow. The Escrowed Funds will be released from escrow to the Company upon the satisfaction of the following conditions (together, the "Escrow Release Conditions"): (i) the satisfaction or waiver of all conditions precedent to the proposed acquisition of the Midas mine and related ore milling facility (previously announced by the Company on December 4, 2013) (the "Acquisition"), other than the delivery of the purchase price of the Acquisition; and (ii) receipt by the Company of the requisite approval of the Company’s shareholders to the Offering pursuant to the requirements of the Toronto Stock Exchange. If the Escrow Release Conditions are not satisfied on or before February 28, 2014, the gross proceeds will be returned to the holders of the Subscription Receipts and the Subscription Receipts will be cancelled. The Subscription Receipts are and the Underlying Shares will be subject to a four month plus one day hold period pursuant to applicable Canadian securities laws.

The net proceeds from the Offering are expected to be used to partially fund the purchase price of the Acquisition and for the repayment of $7 million in outstanding notes. The Company is targeting to complete the Acquisition in early February.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration and development of its high-grade Fire Creek gold deposit in north central Nevada. Fire Creek is a compelling gold project located in a mining-friendly jurisdiction, near major producers, power, transportation, mining infrastructure and milling facilities. As at January 9, 2014, following the closing of the Offering, the Company had 79.2 million shares issued and outstanding and 127.3 million shares fully diluted.

Contact:
Paul Huet	Alison Tullis	Toni Trigiani
President & CEO	Manager, Investor Relations	Investor Relations
Klondex Mines Ltd.	Klondex Mines Ltd.	Catalyst Global LLC
775-284-5757	647-233-4348	212-924-9800
investors@klondexmines.com	atullis@klondexmines.com	kdx@catalyst-ir.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws, unless an exemption from such registration is available.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including information about the release of the Escrowed Funds and current expectations on the expected use of proceeds of the Offering. This forward-looking information entails various risks and uncertainties that are based on current expectations and actual results may differ materially from those contained in such information. These risks and uncertainties include, but are not limited to, the approval of the shareholders of the Company (to the extent required) of the Offering; the completion of the Acquisition; the risks and hazards associated with environmental compliance and permitting for its existing underground operations; the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; and the degree to which factors which would make a mineral deposit commercially viable are present. There is no assurance that the Acquisition or any related financing will be completed, either on the terms proposed or at all. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. The Company assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.